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NOV 23 2018
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 AND ENDING 09/30/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILSON PARKER CONNALLY STEPHENSON INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 LEXINGTON ST STE 150
(No. and Street)

FORT WORTH	TX	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK WILSON (817) 332-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V GEORGE PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	CELESTE	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
NOV 26 2018
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JAMES A PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILSON PARKER CONNALLY STEPHENSON INC, as of SEPTEMBER 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

CHIEF FINANCIAL OFFICER
Title

[Signature]
Notary Public

MELODY MCDANIEL
Notary Public, State of Texas
Comm. Expires 02-03-2022
Notary ID 128697586

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wilson Parker Connally Stephenson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wilson Parker Connally Stephenson, Inc.as of September 30, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wilson Parker Connally Stephenson, Inc.as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wilson Parker Connally Stephenson, Inc.'s management. Our responsibility is to express an opinion on Wilson Parker Connally Stephenson, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilson Parker Connally Stephenson, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Wilson Parker Connally Stephenson, Inc.'s financial statements. The supplemental information is the responsibility of Wilson Parker Connally Stephenson, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Wilson Parker Connally Stephenson, Inc.'s auditor since 2016.

Celeste, Texas
November 15, 2018

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Wilson Parker Connally Stephenson, Inc.
Statement of Financial Condition
September 30, 2018

ASSETS	
Cash	$ 156,788
Commissions receivable	50,563
Prepaid expenses	3,680
Clearing deposit	100,000
Security deposit	5,190
Property and equipment, net	5,804
Total Assets	$ 322,025
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,026
Accrued compensation and related costs	164,374
Income taxes payable	1,575
Total Liabilities	166,975
Stockholders' Equity	
Common stock; no par value; 100,000 shares authorized; 57,000 shares issued; and 42,000 shares outstanding.	26,000
Additional paid-in capital	36,190
Retained earnings	172,860
	235,050
Treasury stock, 15,000 shares at cost	(80,000)
Total Stockholders' Equity	155,050
Total Liabilities and Stockholders' Equity	$ 322,025

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Statement of Operations
Year Ended September 30, 2018

Revenue	
Securities commissions	$ 1,487,235
Insurance commissions	23,164
Mutual fund commissions	586,413
Referral fees	53,168
Total Revenue	2,149,980
Expenses	
Compensation and related costs	1,891,169
Occupancy and equipment costs	79,368
Clearing charges	93,608
Communications	35,967
Other expenses	21,650
Promotion	17,129
Regulatory fees	16,861
Professional fees	14,644
Expense reimbursements from related parties	(19,153)
Total Expenses	2,151,243
Net loss before provision for income taxes	(1,263)
Current income taxes - federal	1,512
- state	2,970
Total current provision for income taxes	4,482
Net Loss	$ (5,745)

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Statement of Changes in Stockholders' Equity
Year Ended September 30, 2018

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balances at September 30, 2017	42,000	$26,000	$36,190	$178,605	($80,000)	$160,795
Net loss	-	-	-	(5,745)	-	(5,745)
Balances at September 30, 2018	42,000	$26,000	$36,190	$172,860	($80,000)	$155,050

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Statement of Cash Flows
Year Ended September 30, 2018

Cash flows from operating activities:		
Net loss	$	(5,745)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		2,098
Changes in assets and liabilities		
Increase in commissions receivable		(13,563)
Decrease in prepaid expenses		452
Decrease in accounts payable and accrued expenses		(5,946)
Increase in accrued compensation and related costs		18,506
Decrease in income taxes payable		(4,241)
Net cash used in operating activities		(8,439)
Net change in cash		(8,439)
Cash at beginning of year		165,227
Cash at end of year	$	156,788

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Income taxes - federal	$	3,471
Income taxes - state	$	2,970
Interest	$	-

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Notes to Financial Statements
September 30, 2018

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Wilson Parker Connally Stephenson, Inc. (the Company) was organized in May 1985 as a Texas Corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company, does not hold customer funds or securities, but as an introducing broker or dealer, will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's operations consist primarily of providing securities brokerage services and referrals to unaffiliated hedge funds to individuals located in the State of Texas.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepting accounting principles requires management to make estimates and assumptions that assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Treasury Stock

Treasury stock is accounted for using the cost method.

Revenue Recognition

General securities commissions and related expenses are recorded on a trade date basis. Securities commissions also include commissions on unit investment trusts, interest rebates on customer accounts and other revenue related to customer accounts which is recorded on the trade date or is accrued as earned.

Mutual fund commissions and the related expenses are recorded on the trade date. Mutual fund trail fees are accrued as earned.

Referral fees consist of a percentage of the management fee and performance allocation earned by unaffiliated hedge funds to whom clients are referred and are recorded as earned. The performance allocation is earned based on investment return benchmarks and can vary significantly from year-to-year.

Income Taxes

As of September 30, 2018, open Federal tax years subject to examination include the tax years ended September 30, 2015 through September 30, 2017.

The Company is also subject to state franchise taxes.

Note 2 – Transactions with Clearing Broker/Dealer

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires minimum quarterly charges of $25,000. The agreement also requires the Company to maintain a minimum of $100,000 in a deposit account with the clearing broker/dealer.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2018, the Company had net capital of $140,376, which was $90,376 in excess of its net capital requirement of $50,000. The Company's net capital ratio was 1.19 to 1.

Note 4 – Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures and computer equipment	$ 14,003
Accumulated depreciation	(8,199)
	$ 5,804

Depreciation expense for the year was $2,098 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 5 – Income Taxes

The current federal income tax provision differs from the expense expected that would result from applying the Federal statutory rate to the net income (loss) before provision for federal income taxes primarily due to permanent non-deductible expenses.

At September 30, 2018, $1,575 is payable for federal income tax.

Note 6 – Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease expiring March 2023. The monthly lease payment is currently $5,426 per month. Future minimum lease payments due for each of the years ending September 30 are as follows:

September 30, 2019	$ 66,352
September 30, 2020	68,475
September 30, 2021	70,598
September 30, 2022	72,721
September 30, 2023	36,803
Thereafter	-
Total	$ 314,949

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $55,813 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to carious claims, regulatory examination, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows by the company.

Note 7 – Retirement Plan

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company may contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation, up to $15,500. Company matching contributions totaled $38,634 for the year, and are included in compensation and related costs in the accompanying statement of operations.

Note 8 – Related Party Transaction/Economic Dependency/Concentration of Services

The four shareholders of the Company, who are also registered securities representatives and officers of the Company, generated approximately 72% of the Company's revenue and accounted for approximately 71% of the Company's compensation and related costs for the year ended September 30, 2018. The Company is economically dependent upon the shareholders due to the concentration of services provided by them.

The Company shares office space, personnel and resources with another company owned by one of the shareholders. The Company receives expense reimbursements related to these shared expenses which is computed monthly based on the relative use by each compay paid monthly. For the year ended September 30, 2018, the Company received $19,153 in expense reimbursements from this related party.

Note 9 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $104,231, or approximately 32%, of its total assets in cash and clearing deposit due from or held at the Company's clearing broker/dealer.

Note 10 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2018, through November 15, 2018, the date which the financial statements were available to be issued.

Schedule I
Wilson Parker Connally Stephenson, Inc.
Supplemental Information Pursuant to Rule 17a-5
September 30, 2018

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	155,050
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		3,680
Security deposit		5,190
Property and equipment, net		5,804
Total deductions and/or charges		14,674
Net Capital	$	140,376
Aggregate indebtedness		
Accounts payable and accrued expenses	$	1,026
Accrued compensation and related costs		164,374
Income taxes payable		1,575
Total aggregate indebtedness	$	166,975
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	90,376
Ratio of aggregate indebtedness to net capital		1.19 to 1

See accompanying report of independent registered public accounting firm.

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2018 as filed by Wilson Parker Connally Stephenson, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors.

No statement is required as no subordinated liabilities existed at any time during the year.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wilson Parker Connally Stephenson, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wilson Parker Connally Stephenson, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wilson Parker Connally Stephenson, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Wilson Parker Connally Stephenson, Inc. stated that Wilson Parker Connally Stephenson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wilson Parker Connally Stephenson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wilson Parker Connally Stephenson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 15, 2018

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WILSON PARKER CONNALLY STEPHENSON, INC.
100 LEXINGTON STREET, SUITE 150
FORT WORTH, TX 76102
817-926-4415 • 817-922-8000

Wilson Parker Connally Stephenson, Inc.'s Exemption Report

Wilson Parker Connally Stephenson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii), and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

Wilson Parker Connally Stephenson, Inc.

I, James A. Parker, swear and affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________
James A. Parker
Chief Financial Officer

November 20, 2018